December 20, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Jeffrey P. Riedler, Assistant Director

Laura Crotty
Daniel Greenspan

Re:	Omeros Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Schedule 14A filed April 28, 2010
File No. 001-34475

Ladies and Gentlemen:

Omeros Corporation (the “Company”) submits this letter in response to the comment contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated December 15, 2010 (the “Comment Letter”) relating to the above referenced filing.

Schedule 14A filed April 28, 2010

Compensation Risk Disclosure

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company respectfully advises the Staff that the basis for its conclusion that disclosure was not necessary in response to Item 402(s) of Regulation S-K was an analysis and determination by its Compensation Committee and management that any potential risks arising from the Company’s compensation policies and practices for its employees are not likely to have a material adverse effect on the Company.

Securities and Exchange Commission

December 20, 2010

Specifically, members of the Company’s management in the legal and finance departments analyzed the Company’s compensation policies and practices to determine whether such policies and practices might involve risks that were reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices for all of its employees, including its senior officers, consist primarily of the following three components: (1) base salary, (2) long-term incentive compensation in the form of annual stock option awards that vest over a four-year period and (3) annual cash bonuses, which are paid only upon the Company’s achievement of strategic objectives, and which the Compensation Committee retains the discretion to adjust or not pay for any reason (for example, in order to preserve capital).

During this review it was noted that fixed compensation (base salary) and long-term incentive compensation (stock option awards) represented a substantial majority of overall compensation. With respect to the stock option awards, it was also noted that the four-year vesting terms as well as the Company’s practice of granting smaller option awards on an annual basis, rather than one large option award every four years, discouraged short-term risk taking and aligned the interests of the Company’s employees with the long-term interests of its shareholders. With respect to the annual cash bonuses, which represent a small portion of overall compensation, management noted that the milestones, which are the same for all employees, are weighted substantially towards factors related to the long-term goals of the Company. Further, the most significant risk of the bonus program to the Company, the use of capital to pay the bonuses, is mitigated by the Compensation Committee’s retention of discretion to adjust or not pay the bonuses for any reason, such as to preserve capital.

Following this review, members of the Company’s management concluded that potential risks arising from these policies and practices were not reasonably likely to have a material adverse effect on the Company. Management then reviewed its analysis and conclusion with the members of the Compensation Committee. Following this process, the Company determined that no disclosure was required by Item 402(s) of Regulation S-K.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

December 20, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comment and request that the Staff contact Drew Markham of Wilson Sonsini Goodrich & Rosati at (206) 883-2500 or the undersigned at (206) 676-5000 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

Omeros Corporation

/s/ Gregory A. Demopulos
Gregory A. Demopulos, M.D.
Chairman and CEO

cc:	Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.